UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to the recommendation of the Nomination and Remuneration Committee of the Company, the Board of Directors through resolution passed by circulation dated May 30, 2019 have considered and approved the appointment of Mr. Mahendra Kumar Sharma (DIN: 00327684) as an Additional Director in the capacity of a Non-Executive Independent Director on the Board of the Company for a fixed term effective from June 1, 2019 till May 03, 2022. The appointment is subject to the approval of the Shareholders of the Company.

A Press release made by the Company in this regard is attached herewith as Exhibit 99.1.

Further, kindly note that Mr. Sharma is not related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014 with any of the Directors of the Company.

Also, in compliance with SEBI Regulations, this is to confirm that Mr. Sharma has not been debarred from holding office of director by virtue of any SEBI order or any other authority.

We request you to kindly take the above information on record.

Exhibit 99.1: Press Release dated May 30, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer